Filed by Bcom3 Group, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: Bcom3 Group, Inc.
                                                  Commission File No.  333-87600


Additional Information
----------------------
Both Bcom3 and Publicis will be filing relevant documents concerning the transaction with the Securities and Exchange Commission (SEC). To date, Publicis has filed a preliminary proxy statement/prospectus. We urge you to read the final proxy statement/prospectus when it becomes available, as well as any other relevant documents that either party may file with the SEC, because these documents will contain important information. You will be able to obtain these documents free of charge at the SEC's web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and will also be set forth in the proxy statement/prospectus.


                               *  *  *  *  *  *



logo b|com3                                                                 Memo


June 18, 2002

To:      All Bcom3 Group Shareholders

From:    Roger Haupt

Re:      Publicis Annual Meeting

The Publicis Groupe held its annual meeting in Paris today, at which Maurice Levy announced several pieces of good news, including the fact that Publicis shareholders voted to approve its acquisition of Bcom3. As you will read in the attached press release, Publicis is coming off a year of strong growth, and that bodes well for our pending union.

In a separate but related piece of news, the European Union commission announced today that it will not oppose the Publicis and Bcom3 merger. Since government agencies, be they French, American or E.U., do not "approve" such unions, receiving notification that the E.U. will not oppose this deal is good news indeed.

At this end, the SEC has provided comments to the preliminary draft of the Form F-4 detailing the transaction. We're responding to their comments and expect to be in a position to issue the prospectus to our shareholders soon. We have every intention of meeting our revised August/September timeframe for closing the deal.

/s/ Roger


Bcom3 Group, Inc. | 35 West Wacker Drive Chicago, IL 60601 | www.bcom3group.com | tel: (312) 220-1000 fax: (312) 220-1002
logo PUBLICIS GROUPE S.A.


PRESS RELEASE


               Publicis Shareholders' Meeting Hears of Year 2001
                     With Record Growth and Acquisitions,
           Outlook for Outpacing the Industry in `Historic Year' 2002


Paris, June 18, 2002--Publicis Groupe SA shareholders' annual meeting heard of a very strong year 2001 for the company, involving both record growth and acquisitions.

Maurice Levy, Chairman and CEO, told shareholders that the Bcom3 acquisition provided Publicis with both a strategic and operational leap ahead of its competitors. Mrs. Elisabeth Badinter, Chairperson of the Supervisory Board, presided at the meeting.

Maurice Levy commented on the year, ''The year 2002 lacks visibility. The market could slow another two per cent. Our Groupe is well positioned to deal with this and to bounce back better with the reprise. In 2001, Publicis has effectively scored some significant points in a great number of areas. They position us for another year, 2002, in which we should growth faster than the market. Our successes included the major acquisition of Bcom3, the partnership with Dentsu, the capability we demonstrated for quick reaction to the deteriorating market, as well as our remarkable client portfolio. Our offensive strategy has made Publicis a solid group with multiple networks and strong presence on all five continents, even as we remain faithful to our founder's personality. All of these elements make up a source of confidence for the future''.

A year of strong growth
-----------------------
In the context of a difficult and unsettled global economy, as well as an advertising marketing slowdown (estimated at -5.4%), Publicis demonstrated strong performance, with all of its numbers showing healthy increases:

o    Gross revenues: 16.7 billion euros (+41.2%)

o Revenue: 2.43 billion euros (+37.5% ; +3.1% of organic growth on a same-size and constant exchange rate basis)

o    EBITDA: 426 million euros (+27.5%) -EBITDA margin of 17.5%

o    EBIT: 342 million euros (+24.4%)- EBIT margin of 14 .1%

o Net income before exceptional items and goodwill amortization: 200 million euros (+32.5%)


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


logo PUBLICIS GROUPE S.A.


A year of major development
---------------------------
o Successful integration of our major acquisitions, and, in particular, that of Saatchi and Saatchi, including a smooth transition.

o Rationalization of the management of acquired companies and continuing adjustment of our organizations in the context of a marketplace in continual slowdown.

o Strengthened service offerings, including marketing services and media counsel and buying.

o Refinanced Group debt, with two bond issues (in December 2001, exchangeable bonds and in January 2002, Oceane convertible bonds) totaling 890 million euros.

An historic year
----------------
The year 2002 marks an historic turning point in the development of Publicis with the officialization of the acquisition of Bcom3, seventh-largest global communications group, and the signature of a partnership agreement with Dentsu, leader in Japan and in Asia.

The acquisition, acclaimed both by employees and clients of the two groups, as well as by the market in general, vaults Publicis to the top tier of global communications groups, making it number four worldwide, with revenues of 4.6 billion euros.

With the finalization of the acquisition, which should occur this summer, Publicis will control the Leo Burnett and D'Arcy networks, in addition to the networks of Publicis Worldwide and Saatchi & Saatchi Worldwide. With these top global networks, Publicis has both an unmatched market offering as well as considerable growth potential for the Groupe.


Publicis Number One Worldwide in Media Buying
---------------------------------------------
In the area of media counsel and buying, through the arrival of Starcom MediaVest, part of the acquired Bcom3. Following this, Publicis, which already included the Zenith Optimedia network, the number two in Europe, is now recognized as number one in the world in media counsel and buying. The ranking was announced last week by the authoritative RECMA institute. The leading Publicis offer in this area is an exceptional advantage for our clients and should provide an important source of growth for the Groupe.

Finally, Publicis has just won the worldwide Hewlett-Packard `products and solutions' account, as well as winning its media counsel and buying. This followed the company's merger with Compaq. This represents an important win that reflects both the pertinence of our strategy and the talent of our teams.

logo PUBLICIS GROUPE S.A.


Vote on resolutions
-------------------

Shareholders approved the resolutions proposed to them. They also approved the acquisition of Bcom3 and the signing of a partnership agreement with Dentsu. Mr. Yutaka Narita, President of Dentsu, Inc., and Mr. Fumio Oshima, Senior Managing Director of Dentsu, Inc., have already been named to sit on the Publicis Groupe SA Supervisory Board after the completion of the deal.

Question concerning news reports on the industry
------------------------------------------------
A question was raised during the Shareholders' Meeting on the recent articles published by the Wall Street Journal regarding the accounting transparency of a major US-based competitor. Maurice Levy explained the principles and methods used by Publicis for organic growth calculation, accounting for earn-outs, off-balance sheet obligations and interactive agency holding structure:

o ''Our organic growth is based on the current year scope of consolidation, which is compared (with like-for-like exchange rates) with prior year proforma information. Consolidation periods must to be identical in both fiscal years.

o Pursuant to French GAAP, earn-out obligations are evaluated at the time of acquisition and recorded in the balance sheet under ''other debt''. At December 31, 2001 , the total amount of earn-out arrangements was in the region of 40 million euros.

o The most significant off-balance sheet commitment is the possibility to acquire the 25% stake currently owned by Cordiant Communications Group in the Zenith Optimedia Group for a minimum consideration of 123 million euros.

o All interactive operations are part of Publicis scope of consolidation ; in 2001, major restructuring actions, or business discontinuation occurred following the collapse of the internet bubble. Our 2001 accounts recorded all of these as exceptional charges.

We apply accounting rules strictly and therefore we are confident that we have no expectation of risk in regard to these questions.''

Dividend
--------
The shareholders approved the dividend for 2001 proposed by the Board. It is
0.22 euro per share (0.33 euro per share including tax credit), which represents an increase of ten per cent compared to the prior year, 2000. The dividend will be paid beginning on July 10, 2002.


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